Filed by Seven Oaks Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Seven Oaks Acquisition Corp.

Commission File No. 001-39817

Seven Oaks Acquisition Corp. [Nasdaq: SVOK] Announces Filing of Form S-4 in Connection with its Proposed Business Combination with Boxed

Boxed Also Announces Intention to List Its Common Stock and Warrants on the New York Stock Exchange Under the Ticker Symbols [NYSE:BOXD] and [NYSE:BOXD WS], Respectively

New York, July 20, 2021 – Seven Oaks Acquisition Corp. (“Seven Oaks” or “SVOK”) (Nasdaq: SVOK, SVOKU, SVOKW), a publicly-traded special purpose acquisition company, today announced that it has filed with the U.S. Securities and Exchange Commission ("SEC") a registration statement on Form S-4 (the "Registration Statement") in connection with its proposed business combination with Boxed (“Boxed” or “the Company”), an e-commerce grocery shopping platform selling bulk consumables to households and businesses.

Boxed and Seven Oaks entered into a definitive agreement relating to the business combination on June 13, 2021 that would result in Boxed becoming a public company upon the closing of the transaction. Boxed will continue to be led by Chieh Huang, Boxed’s Chief Executive Officer. Gary Matthews, Chairman and Chief Executive Officer of Seven Oaks, will serve as Boxed’s Chairman of the Board when the business combination is complete.

Boxed also announced its intention to list on the New York Stock Exchange (“NYSE”) upon the closing of the business combination. The combined company will be called Boxed, Inc. and its common stock and warrants are expected to list on the NYSE under the new ticker symbols “BOXD” and “BOXD WS”, respectively. Seven Oaks’ securities will remain listed on Nasdaq and continue to trade under the tickers “SVOK,” “SVOKU” and “SVOKW” until the transfer to NYSE is complete upon the closing of the business combination.

Mr. Huang stated, “Listing on the NYSE will be an important milestone for Boxed as we believe it will amplify institutional exposure to our unique, multi-pronged growth story, as well as enhance the Company’s presence in the US capital markets and improve the liquidity of our shares. With this filing, we have achieved significant progress toward completing our business combination, which is a key step forward to position Boxed for our next phase of growth. We are very excited about our NYSE listing and look forward to our first day of trading as a public company.”

“We look forward to welcoming Boxed to the NYSE community and our extraordinary network of NYSE-listed companies that aspire to make a positive social impact,” said John Tuttle, NYSE Group’s Vice Chairman and Chief Commercial Officer.

Under the terms of the proposed transaction, Boxed and Seven Oaks will merge with a pro forma combined equity value of approximately $900 million. The combined company is expected to receive $334 million in net cash proceeds from a combination of Seven Oaks’ cash in trust of approximately $259 million, assuming no redemptions by Seven Oaks’ public stockholders, as well as a $120 million fully committed private placement financing. There are no secondary shares being sold by existing Boxed shareholders in the transaction. The transaction will require the approval of the stockholders of both Seven Oaks and Boxed, and is subject to other customary closing conditions, including the effectiveness of the registration statement referenced above and the receipt of certain regulatory approvals. The transaction is expected to close in the fourth quarter of 2021.

About Boxed

Boxed is an e-commerce platform selling bulk, high-repeat consumables to consumers and businesses. Founded in 2013, the Company makes shopping for bulk consumables easy and convenient without the requirement of a “big-box” store membership. Boxed leverages its proprietary end-to-end e-commerce platform to provide B2C and B2B customers with a simple basket-building shopping experience, yielding high average order values. Boxed also enables other companies to leverage its AI and robotics-driven e-commerce technology through a unique Software and Services offering. The Company has developed a powerful, unique brand, known for doing right by its customers, employees and society.

About Seven Oaks Acquisition Corp.

Seven Oaks Acquisition Corp. is a special purpose acquisition company formed for the purpose of entering into a business combination. Its goal is to deliver attractive and sustainable returns to investors through an investment in a growth-oriented company that aspires to make a positive social impact with an emphasis on good Environmental, Social and Governance (“ESG”) practices. Seven Oaks raised $258.75 million in its initial public offering in December 2020 and its securities are listed on Nasdaq under the tickers “SVOK,” “SVOKU” and “SVOKW.” Seven Oaks is led by an experienced team of managers, operators and investors who have played important roles in helping build and grow profitable public and private businesses to create value for stockholders. For more information please visit https://www.sevenoaksacquisition.com/.

Important Information About the Business Combination and Where to Find It

Seven Oaks filed a registration statement on Form S-4 with the SEC on July 20, 2021, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to Seven Oaks' stockholders in connection with its solicitation of proxies for the vote by Seven Oaks’ stockholders with respect to the proposed business combination and other matters as may be described in the registration statement, as well as the prospectus, and relating to the offer and sale of the securities to be issued in the business combination to certain of Boxed’s stockholders. After the registration statement is declared effective, Seven Oaks will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Seven Oaks' stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Boxed, Seven Oaks and the business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Seven Oaks as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Seven Oaks’ secretary at 445 Park Avenue, 17th Floor, New York, NY 10022, (917) 214-6371.

Participants in the Solicitation

Seven Oaks and its directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Seven Oaks’ stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of Seven Oaks’ directors and officers in Seven Oaks’ filings with the SEC, including Seven Oaks’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and such information and the names of Boxed’s directors and executive officers can also be found in the Registration Statement on Form S-4 filed with the SEC on July 20, 2021 by Seven Oaks, which includes the proxy statement/prospectus of Seven Oaks for the business combination. Stockholders can obtain copies of Seven Oaks’ filings with the SEC, without charge, at the SEC’s website at www.sec.gov.

Boxed and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Seven Oaks in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the proxy statement/prospectus for the business combination.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or Seven Oaks' or Boxed's future financial or operating performance. For example, statements regarding the satisfaction of closing conditions to the proposed business combination and the timing of the completion of the proposed business combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "pro forma", "may", "should", "could", "might", "plan", "possible", "project", "strive", "budget", "forecast", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Seven Oaks and its management, and Boxed and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of subsequent definitive agreements with respect to the proposed business combination; (ii) the outcome of any legal proceedings that may be instituted against Seven Oaks, Boxed, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Seven Oaks or Boxed; (iv) the inability of Boxed to satisfy other conditions to closing; (v) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (vi) the ability to meet stock exchange listing standards in connection with and following the consummation of the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Boxed as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (ix) costs related to the business combination; (x) changes in applicable laws or regulations; (xi) the possibility that Boxed or the combined company may be adversely affected by other economic, business, regulatory, and/or competitive factors; (xii) Boxed's estimates of expenses and profitability; (xiii) the evolution of the markets in which Boxed competes; (xiv) the ability of Boxed to implement its strategic initiatives and continue to innovate its existing offerings; (xv) the ability of Boxed to defend its intellectual property; (xvi) the ability of Boxed to satisfy regulatory requirements; (xvii) the impact of the COVID-19 pandemic on Boxed's and the combined company's business; and (xviii) other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the registration statement on Form S-4 referenced above and other documents to be filed with the SEC by Seven Oaks.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Seven Oaks nor Boxed undertakes any duty to update these forward-looking statements.

Investor Contacts

Seven Oaks:

Drew Pearson

drew@sevenoaksacquisition.com

Boxed:

Chris Mandeville

ICR

BoxedIR@icrinc.com

Media Contacts

Boxed:

Keil Decker

ICR

BoxedPR@icrinc.com